Exhibit 99.1

Mindray Announces Third Quarter 2012 Financial Results

Shenzhen, China – November 5, 2012 – Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today its selected unaudited financial results for the third quarter ended September 30, 2012.

Highlights for Third Quarter 2012

•	Net revenues were $257.1 million, up 17.7% over the third quarter of 2011.

•	Strong China sales growth of 25.9% year-over-year to $117.7 million, primarily driven by regular sales.

•	International sales of $139.4 million, a year-over-year increase of 11.6%, of which emerging markets[1] were the growth driver.

•	Non-GAAP gross margin was 56.5%, up 1.0% compared to the third quarter of 2011.

•	Non-GAAP net income was $50.1 million, representing an 18.1% year-over-year increase.

•	Generated net operating cash of $59.3 million, up a significant 98.4% year-over-year.

•

In-vitro diagnostic sales grew 30.3% year-over-year. Reagent revenues increased substantially, contributing 37.4% to the in-vitro diagnostic business this quarter, compared to 31.0% in the same period last year and 34.4% in the previous quarter.

•

Mindray recently acquired two China-based companies – Shanghai Medical Optical Instruments Factory Co., Ltd., a flexible endoscope manufacturer, and Beijing Precil Instrument Co., Ltd., a coagulation analyzing maker.

“We remain focused on optimizing our operations and are pleased to report good financial results in the third quarter. We achieved solid top line and non-GAAP net income growth, improved our margins and generated strong operating cash,” commented Xu Hang, Mindray’s chairman and co-chief executive officer. “Geographically, China remained a bright spot. We are confident about our competitive position in the domestic market, and our ability to grasp opportunities presented by favorable healthcare spending trends. Looking at the different business segments, our strong IVD sales, especially the reagents’ revenue growth, reflects the success of our strategy to penetrate into the attractive consumable products markets. We will make prudent use of our cash and will continue to explore attractive M&A or collaboration opportunities.”

SUMMARY – Third Quarter 2012

(in $ millions, except per-share data)	Three Months Ended September 30
	2012	2011	% chg
Net Revenues	257.1	218.4	17.7%
Revenues generated in China	117.7	93.5	25.9%
Revenues generated outside China	139.4	124.9	11.6%
Gross Profit	144.0	119.8	20.1%
Non-GAAP Gross Profit	145.2	121.2	19.8%
Operating Income	39.1	38.7	1.0%
Non-GAAP Operating Income	53.5	43.9	22.0%
EBITDA	48.3	48.4	-0.1%
Net Income	35.8	37.3	-4.2%
Non-GAAP Net Income	50.1	42.5	18.1%
Diluted EPS	0.30	0.31	-4.4%
Non-GAAP Diluted EPS	0.42	0.36	17.8%

Revenues

Mindray reported net revenues of $257.1 million for the third quarter, a 17.7% increase from $218.4 million in the same period last year. Net revenues generated in China increased 25.9% to $117.7 million, from $93.5 million in the same quarter last year. Net revenues generated in the international markets rose 11.6% to $139.4 million, from $124.9 million in the third quarter of last year.

Performance by Segment

Patient Monitoring and Life Support Products: Revenues for this segment increased 8.0% to $103.8 million, from $96.1 million in the third quarter of last year, contributing 40.4% to total net revenues.

In-Vitro Diagnostic Products: Revenues for this segment increased 30.3% to $72.6 million, from $55.7 million in the third quarter of last year, contributing 28.3% to total net revenues. Reagent sales represented 37.4% of this segment’s revenues.

Medical Imaging Systems: Revenues for this segment rose 14.4% to $60.9 million, from $53.2 million in the third quarter of last year, contributing 23.7% to total net revenues.

Others: Other revenues increased 47.8% to $19.8 million, from $13.4 million in the third quarter of last year, contributing 7.6% to total net revenues. Other revenues mainly include sales from the orthopedics business, service revenues from extended warranty, sales of accessories and service fees charged for post-warranties period repair services.

Gross Margins

Third-quarter gross profit was $144.0 million, a 20.1% increase from $119.8 million in the same period last year. Non-GAAP gross profit was $145.2 million, a 19.8% increase from $121.2 million in the same quarter last year. Gross margin was 56.0%, compared to 54.9% in the third quarter of 2011 and 57.4% in the second quarter of this year. Non-GAAP gross margin was 56.5%, compared to 55.5% in the third quarter of 2011 and 57.8% in the second quarter of this year.

Operating Expenses

Selling expenses were $47.6 million, or 18.5% of total net revenues, compared to 18.8% in the third quarter of 2011 and 17.8% in the second quarter of this year. Non-GAAP selling expenses were $45.8 million, or 17.8% of total net revenues, compared to 18.0% in the third quarter of 2011 and 17.0% in the second quarter of this year.

General and administrative expenses were $34.0 million, or 13.2% of total net revenues, compared to 9.5% in the third quarter of 2011 and 9.7% in the second quarter of this year. Non-GAAP general and administrative expenses were $23.7 million, or 9.2% of the total net revenues, compared to 8.9% in the third quarter of 2011 and 8.7% in the second quarter of this year.

Research and development expenses were $23.2 million, or 9.0% of total net revenues, compared to 8.9% in both the third quarter of 2011 and the second quarter of this year. Non-GAAP research and development expenses were $22.2 million, or 8.6% of total net revenues, compared to 8.4% in both the third quarter of 2011 and the second quarter of this year.

Total share-based compensation expenses, which were allocated to cost of revenues and related operating expenses, were $3.1 million, unchanged from the same period in 2011 and down from $6.0 million in the second quarter of this year.

Operating income was $39.1 million, up 1.0% from $38.7 million in the third quarter of last year. Non-GAAP operating income was $53.5 million, up 22.0% from $43.9 million in the same quarter of last year. Operating margin was 15.2%, compared to 17.7% in the third quarter of 2011 and 20.9% in the second quarter of this year. Non-GAAP operating margin was 20.8% in the third quarter, compared to 20.1% in the third quarter of 2011 and 23.7% in the second quarter of this year.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

Third-quarter EBITDA decreased slightly by 0.1% year-over-year to $48.3 million, from $48.4 million in the same period of 2011.

Net Income

Net income decreased 4.2% year-over-year to $35.8 million, from $37.3 million in the third quarter of last year. Non-GAAP net income increased 18.1% year-over-year to $50.1 million, from $42.5 million in the third quarter of last year. Net margin was 13.9%, compared to 17.1% in the third quarter of 2011 and 19.4% in the second quarter of this year. Non-GAAP net margin was 19.5%, compared to 19.4% in the third quarter of 2011 and 22.2% in the second quarter of this year. Income tax expenses in the third quarter were $9.1 million, representing an effective tax rate of 20.0%.

Third-quarter 2012 basic and diluted earnings per share were $0.31 and $0.30 respectively, compared to $0.32 and $0.31 in the same period last year. Basic and diluted non-GAAP earnings per share were $0.43 and $0.42 respectively, compared to $0.36 for both in the third quarter of last year. Shares used in the computation of diluted earnings per share for this quarter were 119.9 million.

Other Select Data

Accounts receivable days were 66 days in the third quarter, improved from 71 days in the third quarter of 2011 and compared to 64 days in the second quarter of this year. Inventory days were 100 days, unchanged from the same period of 2011 and compared to 87 days in the second quarter of this year. Accounts payable days were 60 days, compared to 58 days in the third quarter of 2011 and 54 days in the second quarter of this year. Mindray calculated the above working capital days using the average of beginning and ending balances of the quarter.

As of September 30, 2012, the company had $747.6 million in cash and cash equivalents and short-term investments, up from $710.1 million as of June 30, 2012. Net cash generated from operating activities and net cash outflow for capital expenditures during the quarter were $59.3 million and $14.4 million respectively.

As of September 30, 2012, the company had approximately 7,300 employees.

Other Events

Mindray is negotiating amended purchasing and licensing arrangements with an existing supplier that provides components for some Mindray patient monitoring products sold in the United States and other international markets. There are certain amounts in dispute for prior sales that make up part of the discussions for amended arrangements. In connection with these discussions, the company is making a related $9.7 million G&A expense accrual in the quarter ended September 30, 2012 for such disputed charges.

Business Outlook for Full Year 2012

Mindray continues to expect its full-year 2012 net revenues to grow at least 18% over those of the previous year.

Mindray expects its full-year 2012 non-GAAP net income to grow at least 15% over last year’s figure. This guidance excludes the tax benefits related to the National Key Software Enterprise status and assumes a corporate income tax rate of 15% applicable to the Shenzhen subsidiary. Mindray recorded tax benefits of $7.6 million in the first quarter of 2011 as a result of receiving the National Key Software Enterprise status for year 2010. The PRC tax authority has not released the list of companies eligible for renewal of such status and thus Mindray has not recorded any tax benefits in the first nine months of 2012. Due to a change in the tax authority’s review time frame from once a year to once every two years, Mindray cannot determine at this time when the list of eligible companies will be released. Upon notice, the potential benefits will be included in its financial statements.

Mindray expects its capital expenditure for 2012 to be less than $70 million, down from its previous guidance of $90 million.

Mindray’s practice is to provide guidance on a full-year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.

“We are confident about delivering our financial targets,” commented Li Xiting, Mindray’s president and co-chief executive officer. “Based on current trends, we expect China and emerging markets to lead our growth. However, we are more cautious about the developed markets2, in light of the continued troubling economic environments in Western Europe and the weaker-than-expected market trends in North America. Nevertheless, we believe our long-term competitive position in the developed markets remains very strong. We are also mindful of potential challenges in certain emerging countries where there could be political or currency risks. Going forward, our team will continue to work hard in executing our growth strategies and we remain confident about our ability to further accelerate Mindray’s growth and expansion.”

[1]	Emerging markets represent the countries in all regions except China and developed markets.
[2]	Developed markets represent countries in North America and Western Europe.

Conference Call Information

Mindray’s management will hold an earnings conference call at 8:00 AM on November 6, 2012 U.S. Eastern Time (9:00 PM on November 6, 2012 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International Toll Free:

United States:	+1-866-519-4004
Hong Kong:	800-930-346
China:	800-819-0121

Local dial-in numbers:

United States:	+1-718-354-1231
Hong Kong:	+852-2475-0994
China:	400-620-8038

Password for all regions: Mindray

A replay of the conference call may be accessed by phone at the following numbers until November 21, 2012.

U.S.:	+1-855-452-5696
China:	400-120-0932 / 800-870-0205
Passcode:	4237-2284

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at: http://ir.mindray.com

Use of Non-GAAP Financial Measures

Mindray provides gross profit, selling expenses, general and administrative expenses, research and development expenses, operating income, net income and earnings per share on a non-GAAP basis that excludes dispute related legal fees, dispute charges, share-based compensation expense and acquired intangible assets amortization expense, all net of related tax impact, as well as EBITDA to enable investors to better assess the company’s operating performance. The non-GAAP measures described by the company are reconciled to the corresponding GAAP measure in the exhibit below titled “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures.”

Mindray has reported for the third quarter of 2012 and provided guidance for full year 2012 earnings on a non-GAAP basis. Each of the terms as used by Mindray is defined as follows:

•	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

•

Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of dispute related legal fees, dispute charges, share-based compensation, and amortization of acquired intangible assets.

•	Non-GAAP selling expenses represent selling expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

•

Non-GAAP general and administrative expenses represent general and administrative expenses reported in accordance with GAAP, adjusted for the effects of dispute related legal fees, dispute charges and share-based compensation.

•	Non-GAAP research and development expenses represent research and development expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation.

•

Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of dispute related legal fees, dispute charges, share-based compensation and amortization of acquired intangible assets, all net of related tax impact.

•

Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of declared dividends for the calculation of basic earnings per share.

•	EBITDA represents net income reported in accordance with GAAP, adjusted for the effect of interest income, interest expense, provision of income taxes, depreciation and amortization.

The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three months ended September 30, 2011 and 2012, respectively, in the attached financial information.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including without limitation, statements about Mindray’s anticipated net revenues, non-GAAP net income and capital expenditure for 2012, our assumption of a corporate income tax rate of 15% applicable to the Shenzhen subsidiary, the uncertainty to determine at this time when the PRC tax authority will release the list of companies that are eligible for renewal of status of National Key Software Enterprise, that the potential benefits will be included in our financial statements upon such notice, our remaining focused on optimizing our operations, our confidence about our competitive position in the domestic market and our ability to grasp opportunities presented by favorable healthcare spending trends, expectations regarding our strong IVD sales, especially the reagents’ revenue growth, reflecting the success of our strategy to penetrate into the consumable products markets, our expectation to make prudent use of our cash and to continue to explore attractive M&A or collaboration opportunities, our making a $9.7 million G&A expense accrual in the quarter ended September 30, 2012 in anticipation of dispute charges related to the on-going negotiation with an existing suppler, our confidence about delivering our financial targets, our expectation that China and emerging markets will lead our growth based on current trends, our being more cautious about the developed markets in light of the continued troubling economic environments in Western Europe and the weaker-than-expected market trends in North America, that we believe our long-term competitive position in the developed markets remain very strong, that we are mindful of potential challenges in certain emerging countries where there could be political or currency risks, and that going forward, our team will continue to work hard in executing our growth strategies and we remain confident about our ability to further accelerate Mindray’s growth and expansion, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including, without limitation, the growth and expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; our ability to settle disputes with our customers and suppliers; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report on Form 20-F, which was filed with the Securities and Exchange Commission on April 30, 2012. Our results of operations for the third quarter as of September 30, 2012 are not necessarily indicative of our operating results for any future periods. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostic, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries please contact:

In the U.S:

Hoki Luk
Western Bridge, LLC

Tel:	+1-646-808-9150
Email:	hoki.luk@westernbridgegroup.com

In China:

Cathy Gao
Mindray Medical International Limited

Tel:	+86-755-8188-8023
Email:	cathy.gao@mindray.com

Exhibit 1

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	As of December 31, 2011	As of September 30, 2012
	US$	US$
	(Note 1)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	124,311	164,499
Short-term investments	479,173	583,085
Accounts receivable, net	200,437	178,028
Inventories	94,690	134,273
Value added tax receivables	10,833	27,937
Other receivables	16,590	16,773
Prepayments and deposits	9,792	13,532
Deferred tax assets, net	3,483	4,790

Total current assets	939,309	1,122,917

Other assets	7,330	11,161
Advances for purchase of plant and equipment	6,239	3,497
Property, plant and equipment, net	237,952	255,666
Land use rights, net	55,272	56,493
Intangible assets, net	84,029	85,451
Goodwill	128,840	172,336

Total assets	1,458,971	1,707,521

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	50,475	52,000
Notes payable	7,013	6,108
Accounts payable	48,501	69,736
Advances from customers	20,700	16,337
Salaries payable	38,784	49,002
Other payables	67,499	106,450
Income taxes payable	16,847	20,477
Other taxes payable	7,412	6,365

Total current liabilities	257,231	326,475

Long-term bank loans	35,025	85,095
Other long-term payables	2,355	4,670
Deferred tax liabilities, net	12,925	14,974

	50,305	104,739

Shareholders’ equity:
Ordinary shares	15	15
Additional paid-in capital	486,314	509,503
Retained earnings	566,184	644,143
Accumulated other comprehensive income	100,139	104,603
Treasury stock	(10,160)	—

Total shareholders’ equity	1,142,492	1,258,264

Non-controlling interests	8,943	18,043

Total equity	1,151,435	1,276,307

Total liabilities and shareholders’ equity	1,458,971	1,707,521

(1)	Financial information is extracted from the audited financial statements included in the Company’s fiscal year 2011 20F.

Exhibit 2

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except for share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2011	2012	2011	2012
	US$ (unaudited)	US$ (unaudited)	US$ (unaudited)	US$ (unaudited)
Net revenues
-PRC	93,500	117,721	256,682	324,855
- International	124,927	139,370	359,931	419,083

Net revenues	218,427	257,091	616,613	743,938
Cost of revenues	(98,596)	(113,134)	(273,267)	(326,034)

Gross profit	119,831	143,957	343,346	417,904

Selling expenses	(41,044)	(47,628)	(115,132)	(135,116)
General and administrative expenses	(20,777)	(34,036)	(52,641)	(79,761)
Research and development expenses	(19,343)	(23,222)	(56,435)	(71,376)

Operating income	38,667	39,071	119,138	131,651

Other income, net	414	469	2,592	1,442
Interest income	6,072	7,147	13,558	22,845
Interest expense	(319)	(1,087)	(920)	(3,065)

Income before income taxes and non-controlling interests	44,834	45,600	134,368	152,873
Provision for income taxes	(7,459)	(9,108)	(14,427)	(27,474)

Net income	37,375	36,492	119,941	125,399
Less: Net income attributable to non-controlling interests	(60)	(726)	(107)	(1,039)

Net income attributable to the Company	37,315	35,766	119,834	124,360

Basic earnings per share	0.32	0.31	1.04	1.07

Diluted earnings per share	0.31	0.30	1.01	1.04

Shares used in the computation of:
Basic earnings per share	116,770,784	117,083,942	115,181,776	116,550,514

Diluted earnings per share	119,602,158	119,895,832	118,397,031	119,571,324

Exhibit 3

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2011	2012	2011	2012
	US$ (unaudited)	US$ (unaudited)	US$ (unaudited)	US$ (unaudited)
Cash flow from operating activities:
Net income	37,315	35,766	119,834	124,360
Adjustments to reconcile net income to net cash from operating activities	14,537	14,113	36,472	50,706
Changes in current assets and liabilities	(21,964)	9,418	(60,337)	5,707

Net cash generated from operating activities	29,888	59,297	95,969	180,773

Cash flow from investing activities:
Acquisition cost, net of cash acquired	(2,884)	(28,749)	(6,530)	(31,488)
Capital expenditures	(19,376)	(14,409)	(63,731)	(47,244)
Proceeds from sale of short-term investments	2,991	—	93,124	144,395
Increase in short-term investments and changes in other investing activities	(38,881)	(110,039)	(191,145)	(235,528)

Net cash used in investing activities	(58,150)	(153,197)	(168,282)	(169,865)

Cash flow from financing activities:
Proceeds from bank loans	50,469	—	85,399	52,000
Dividends paid	—	—	(34,522)	(46,401)
Proceeds from exercise of options	1,044	8,491	5,391	22,629
Cash contribution from non-controlling interests	797	—	797	506

Net cash generated from financing activities	52,310	8,491	57,065	28,734

Net increase/(decrease) in cash and cash equivalents	24,048	(85,409)	(15,248)	39,642
Cash and cash equivalents at beginning of period	99,614	247,985	137,502	124,311
Effect of exchange rate changes on cash	1,123	1,923	2,531	546

Cash and cash equivalents at end of period	124,785	164,499	124,785	164,499

Exhibit 4

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(Dollars in thousands, except for share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2011	2012	2011	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	US$	US$	US$	US$
Non-GAAP net income	42,466	50,135	134,528	150,029
Non-GAAP net margin	19.4%	19.5%	21.8%	20.2%
Amortization of acquired intangible assets	(1,774)	(1,630)	(5,324)	(4,894)
Deferred tax impact related to acquired intangible assets	34	59	102	177
Dispute related legal fees	(262)	—	(262)	—
Dispute charges	—	(9,700)	—	(9,700)
Share-based compensation	(3,149)	(3,098)	(9,210)	(11,252)

GAAP net income	37,315	35,766	119,834	124,360
GAAP net margin	17.1%	13.9%	19.4%	16.7%

Non-GAAP basic earnings per share	0.36	0.43	1.17	1.29
Non-GAAP diluted earnings per share	0.36	0.42	1.14	1.25

GAAP basic earnings per share	0.32	0.31	1.04	1.07
GAAP diluted earnings per share	0.31	0.30	1.01	1.04

Shares used in computation of:
Basic earnings per share	116,770,784	117,083,942	115,181,776	116,550,514

Diluted earnings per share	119,602,158	119,895,832	118,397,031	119,571,324

Non-GAAP operating income	43,852	53,499	133,934	157,497
Non-GAAP operating margin	20.1%	20.8%	21.7%	21.2%
Amortization of acquired intangible assets	(1,774)	(1,630)	(5,324)	(4,894)
Dispute related legal fees	(262)	—	(262)	—
Dispute charges	—	(9,700)	—	(9,700)
Share-based compensation	(3,149)	(3,098)	(9,210)	(11,252)

GAAP operating income	38,667	39,071	119,138	131,651
GAAP operating margin	17.7%	15.2%	19.3%	17.7%

Non-GAAP gross profit	121,174	145,171	347,367	421,416
Non-GAAP gross margin	55.5%	56.5%	56.3%	56.6%
Amortization of acquired intangible assets	(1,151)	(963)	(3,448)	(2,889)
Share-based compensation	(192)	(251)	(573)	(623)

GAAP gross profit	119,831	143,957	343,346	417,904
GAAP gross margin	54.9%	56.0%	55.7%	56.2%

Non-GAAP selling expenses	(39,334)	(45,786)	(109,783)	(129,624)
Non-GAAP as % of total revenues	18.0%	17.8%	17.8%	17.4%
Amortization of acquired intangible assets	(623)	(667)	(1,876)	(2,005)
Share-based compensation	(1,087)	(1,175)	(3,473)	(3,487)

GAAP selling expenses	(41,044)	(47,628)	(115,132)	(135,116)
GAAP as % of total revenues	18.8%	18.5%	18.7%	18.2%

Non-GAAP general and administrative expenses	(19,546)	(23,735)	(50,216)	(66,153)
Non-GAAP as % of total revenues	8.9%	9.2%	8.1%	8.9%
Dispute related legal fees	(262)	—	(262)	—
Dispute charges	—	(9,700)	—	(9,700)
Share-based compensation	(969)	(601)	(2,163)	(3,908)

GAAP general and administrative expenses	(20,777)	(34,036)	(52,641)	(79,761)
GAAP as % of total revenues	9.5%	13.2%	8.5%	10.7%

Non-GAAP research and development expenses	(18,442)	(22,151)	(53,434)	(68,142)
Non-GAAP as % of total revenues	8.4%	8.6%	8.7%	9.2%
Share-based compensation	(901)	(1,071)	(3,001)	(3,234)

GAAP research and development expenses	(19,343)	(23,222)	(56,435)	(71,376)
GAAP as % of total revenues	8.9%	9.0%	9.2%	9.6%

Exhibit 5

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATION OF GAAP NET INCOME TO EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION

(Dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2011	2012	2011	2012
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income	37,315	35,766	119,834	124,360
Interest income	(6,072)	(7,147)	(13,558)	(22,845)
Interest expense	319	1,087	920	3,065
Provision for income taxes	7,459	9,108	14,427	27,474

Earnings before interest and taxes (“EBIT”)	39,021	38,814	121,623	132,054
Depreciation	6,588	6,557	16,849	20,598
Amortization	2,773	2,963	7,642	8,755

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”)	48,382	48,334	146,114	161,407